Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption “Experts” in the Registration Statement (Form S-3) and related Prospectus of Trimble Inc., for the registration of common stock, preferred stock, depositary shares, debt securities, warrants, stock purchase contracts, and stock purchase units and to the incorporation by reference therein of our reports dated February 22, 2022, with respect to the consolidated financial statements of Trimble, Inc., and the effectiveness of internal control over financial reporting of Trimble Inc., included in its Annual Report (Form 10-K) for the year ended December 31, 2021, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

San Jose, California

May 5, 2022